ALADDIN SCHEME INC.

CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS

Belle Business Services
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Aladdin Scheme Inc.
Wilmington, Delaware

We have reviewed the accompanying consolidated financial statements of Aladdin Scheme Inc., which comprise the consolidated balance sheets as of December 31, 2021, and 2020, and the related consolidated statements of income, consolidated statements of equity and consolidated statements of cash flows for the years then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of Aladdin Scheme Inc. and to meet our ethical responsibilities, in accordance with relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
January 17, 2022

275 HILL STREET, SUITE 260 • RENO, NV 89501 • 775.525.1TAX (1829) • WWW.BELLE.CPA

ALADDIN SCHEME INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2021 & 2020
(unaudited)

ASSETS

	2021	2020
CURRENT ASSETS		
Cash and cash equivalents	$ 15,508	$ -
Accounts receivable, net	52,141	-
Employee advances	6,542	-
Loans receivable	97,804	-
Prepaid expenses and other current assets	23,428	-
TOTAL CURRENT ASSETS	195,423	-
PROPERTY AND EQUIPMENT		
Property and equipment, net	13,062	-
OTHER ASSETS		
Intangible assets, net	99,291	-
TOTAL ASSETS	$ 307,776	$ -

LIABILITIES AND SHAREHOLDERS' EQUITY

	2021	2020
CURRENT LIABILITIES		
Accounts payable	$ 1,741	$ -
Customer deposits	64,761	-
Loan payable	55,951	-
TOTAL CURRENT LIABILITIES	122,453	-
TOTAL LIABILITIES	122,453	-
SHAREHOLDERS' EQUITY		
Common stock, see note 6	85	-
Additional paid-in capital	97,092	-
SAFE obligations	105,000	-
Accumulated deficit	(16,854)	-
TOTAL SHAREHOLDERS' EQUITY	185,323	-
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 307,776	$ -

See independent accountant's review report and accompanying notes to financial statements.

ALADDIN SCHEME INC.
CONSOLIDATED STATEMENTS OF INCOME
DECEMBER 31, 2021 & 2020
(unaudited)

	2021	2020
REVENUES	$ 143,071	$ -
COST OF GOODS SOLD	20,963	-
GROSS PROFIT	122,108	-
OPERATING EXPENSES		
Amortization and depreciation expense	3,255	-
General and administrative	61,314	-
Payroll expenses	47,566	-
Professional fees	4,851	-
Sales and marketing	19,531	-
TOTAL OPERATING EXPENSES	136,517	-
NET OPERATING INCOME/(LOSS)	(14,409)	-
OTHER INCOME/(EXPENSES)		
Interest expense	(2,445)	-
TOTAL OTHER INCOME/(EXPENSES)	(2,445)	-
NET INCOME (LOSS)	$ (16,854)	$ -

See independent accountant's review report and accompanying notes to financial statements.

ALADDIN SCHEME INC.
CONSOLIDATED STATEMENTS OF EQUITY
DECEMBER 31, 2021 & 2020
(unaudited)

	Common Stock					
	Shares	**Amount**	**SAFE Obligations**	**Additional Paid-in Capital**	**Retained Earnings (Accumulated Deficit)**	**Total**
BEGINNING BALANCE, SEPTEMBER 9, 2020 (INCEPTION)	-	$ -	$ -	-	$ -	$ -
Net loss	-	-	-	-	-	$ -
ENDING BALANCE, DECEMBER 31, 2020	-	$ -	$ -	$ -	$ -	$ -
Issuance of common stock	8,462,000	85	-	97,092	-	$ 97,177
Issuance of SAFE obligations	-	-	105,000	-	-	$ 105,000
Net loss	-	-	-	-	(16,854)	$ (16,854)
ENDING BALANCE, DECEMBER 31, 2021	**8,462,000**	**$ 85**	**$ 105,000**	**$ 97,092**	**$ (16,854)**	**$ 185,323**

See independent accountant's review report and accompanying notes to financial statements.

ALADDIN SCHEME INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
DECEMBER 31, 2021 & 2020
(unaudited)

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (16,854)	$ -
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization and depreciation expense	3,255	-
(Increase) decrease in assets:		
Accounts receivable	(52,141)	-
Prepaid expenses and other current assets	(23,428)	-
Employee advances	(6,542)	
Issuance of loans to customers	(97,804)	
Increase (decrease) in liabilities:		
Accounts payable	1,741	-
Customer deposits	64,761	-
CASH USED FOR OPERATING ACTIVITIES	(127,012)	-
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used for intangible assets	(100,974)	-
Cash used for fixed assets	(14,634)	-
CASH USED FOR INVESTING ACTIVITIES	(115,608)	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of SAFE obligations	105,000	
Issuance of loan payable, net of repayments	55,951	-
Issuance of common stock	97,177	-
CASH PROVIDED BY FINANCING ACTIVITIES	258,128	-
NET INCREASE IN CASH	15,508	-
CASH AT BEGINNING OF YEAR	-	-
CASH AT END OF YEAR	$ 15,508	$ -
CASH PAID DURING THE YEAR FOR:		
INTEREST	$ 2,445	$ -
INCOME TAXES	$ -	$ -

See independent accountant's review report and accompanying notes to financial statements.

1. Summary of Significant Accounting Policies

The Company
The consolidated financial statements have been prepared to present the financial position and results of operations of the following related entities (collectively, the "Company").

Aladdin Scheme Inc. was incorporated in the State of Delaware on November 9, 2021. Aladdin Scheme Inc. wholly owns and operates Aladdin Scheme Limited.

Aladdin Scheme Limited was incorporated in the Republic of Nigeria on September 9, 2020.

The Company specializes in providing customers with an increased banking experience that allows for a higher interest rate on savings accounts, ability to access loans, simplified bill payment, and free monthly transfers up to 25 each month.

Going Concern
Since Inception, the Company has relied on funds from loans payable, SAFE obligations, and common stock issued to fund its operations. As of December 31, 2021, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to generate funds through revenue producing activities.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation and Consolidation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

The financial statements include the consolidated results of Aladdin Scheme Inc., and Aladdin Scheme Limited. As a result, the commonly controlled entities are consolidated, with accounts being combined from the earliest period and intercompany balances and transactions eliminated.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2021 and 2020, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

1. Summary of Significant Accounting Policies (continued)

Risks and Uncertainties (continued)

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2022 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2021.

Accounts Receivable

The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2021 and 2020, the Company believed all amounts in accounts receivable are collectable.

Software Development Costs

In compliance with ASC 350-50, Accounting for Costs of Computer Software Development and ASC 985-20, Costs of Software to be Sold, Leased or Marketed, in the future, the Company will capitalize and carry forward as assets, the costs to develop the banking platform. Research is the planned efforts of a company to discover new information that will help create a new product or service. Such costs are expensed. Development takes the findings generated by research and formulates a plan to create the desired platform. The Company applies the GAAP capitalization requirements of the "waterfall" approach which includes a specific sequential order of Plan, Design, Coding/development, Testing and Software release.

The Company monetizes and forecasts the revenues from the internally developed software and amortize the aggregate costs of the developmental software asset over the forecasted revenue stream; a matching of the revenue and costs, using the straight-line method, based on estimated useful lives of the asset. Maintenance of the platform will be expensed. The Company began amortizing the costs of the software in 2021 and recorded $1,683 in amortization expense during the year ending December 31, 2021.

The Company reviews the carrying value of intangible personal property for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021, and 2020.

1. Summary of Significant Accounting Policies (continued)

Foreign Currency Translation

The functional currencies of the Company were determined as the US dollar, which is the currency of their primary economic environment. Amounts incurred in Naira dollars are translated into the functional currency as follows:

1. Monetary assets and liabilities at the rate of exchange in effect as at the balance sheet date;
2. Non-monetary assets and liabilities at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and
3. Revenues and expenditures at rates approximating the average rate of exchange for the year.

Property and Equipment

Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment is depreciated over three years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2021. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the State of Delaware and Republic of Nigeria.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring

1. Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments (continued)
fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
The Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. The Company generates revenues by providing banking services to customers. The Company's payments are generally collected upfront. For the years ending December 31, 2021and 2020, the Company recognized $143,071 and nil in revenue, respectively.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

1. Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In August 2020, the FASB issued ASU 2020 – 06, *Debt, Debt with conversion and other options (Subtopic 470-20) and derivatives and hedging – contracts in an entity's own equity (Subtopic 815-40: Accounting for convertible instruments and contracts in an entity's own equity*. ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. ASU 2020 – 06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The adoption of ASU 2018-15 had no material impact on the Company's financial statements and related disclosures.

2. Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. Loans Receivable

The Company provides short term loans (under one year to maturity) to their customers. The loans carry 25% - 30% APR's per annum. The Company believes all amounts in loans receivable are collectable.

4. Property and Equipment

Property and equipment consisted of the following at December 31, 2021 and 2020:

Property and equipment at cost:

	2021	2020
Office Equipment	$ 14,634	$ -
	14,634	-
Less: Accumulated depreciation	1,572	-
Total	$ 13,062	$ -

5. Notes Payable

Debt consisted of the following at December 31, 2021 and 2020:

	2021	2020
Contract note payable; interest at 42% per annum, maturing in December 2022, monthly payment of $5,790, collateralized by Company assets.	$ 55,951	$ -
Less: Current portion of notes payable	55,951	-
Long term portion of notes payable	-	-
Maturity of the notes payable is as follows:		
December 31, 2022	$ 55,951	
	$ 55,951	

6. Equity

Common Stock
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 10,000,000 shares, at $0.00001 par value per share. As of December 31, 2021 and 2020, 8,462,000 and nil shares have been issued and are outstanding.

6. Equity (continued)

SAFE Obligations

On July 30,2021 and August 10, 2021, the Company issued two Simple Agreements for Future Equity ("SAFEs") for $75,000 and $30,000, respectively. The agreement state if there is an equity financing before the termination of this SAFE, on the initial closing of an equity financing, this SAFE will automatically convert into the number of shares of preferred stock equal to the purchase amount divided by the conversion price which is (1) the SAFE price or (2) the discount price, whichever calculation results in a greater number of shares of preferred stock. The agreement states a post-money valuation cap of $9,000,000.

7. Going Concern

These financial statements are prepared on a going concern basis. The Company registered on November 9, 2021, and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

8. Subsequent Events

Managements Evaluation

The Company has evaluated subsequent events through January 17, 2022, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.